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                              September 14, 2022

       Michael May, Esq.
       Assistant General Counsel - Corporate
       Chesapeake Energy Corporation
       6100 North Western Avenue
       Oklahoma City, Oklahoma 73118

                                                        Re: Chesapeake Energy
Corporation
                                                            Amendment No. 2 to
Schedule TO filed September 12, 2022
                                                            File No. 005-43515
                                                            Amendment No. 2 to
Registration Statement on Form S-4 filed September 12,
                                                            2022
                                                            File No. 333-266961

       Dear Mr. May:

              We have reviewed your September 12, 2022 response to our comment letter and have the following comment:

       Schedule TO-I and Registration Statement on Form S-4 filed on September 12, 2022

       General

   1. We note your response to prior comment 1. Without necessarily agreeing with your analysis contained in
your response, the staff will not undertake any further review of the issue at this time.
                                                        Please direct any
questions to Perry Hindin at 202-551-3444.




                              Sincerely,


                              Division of Corporation Finance

                              Office of Mergers & Acquisitions
       cc:                                              Kevin M. Richardson,
Esq.